**SE[illegible] AND EXCHANGE COMISSION**

Washington, D.C. 20549

**FORM 6-K**



**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of April 2002

**Portugal Telecom, SGPS, S.A.**

**Av. Fontes Pereira de Melo, no. 40**
**1069 - 300 Lisboa, Portugal**
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

# ANNOUNCEMENT

**Lisbon, Portugal, April 2, 2002** – Portugal Telecom, SGPS, S.A. (NYSE: PT; BVLP: PTCO.IN) announced today that Mr. Patrick Monteiro de Barros was appointed as a non-executive member of the Company's Board of Directors.

**This information is also available at www.telecom.pt.**

**Contacts:** Zeinal Bava, Chief Financial Officer
zeinal.bava@telecom.pt

Vitor Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351-21-500 1701
Fax: +351-21-355 6623

Portugal Telecom is listed on the Lisbon and Oporto and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg and Quotron under the symbol PT.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

**Date:** April 2, 2002

**By:**

Name: Vitor Sequeira

Title: Manager of Investor Relations